FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of February 12, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: February 12, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

New Zealand Ministry of Economic Development Awards TAG Oil Prime Exploration Acreage

Calgary, Alberta - February 12, 2004 -- /PRNewswire/-- The New Zealand Ministry of Economic Development recently awarded TAG Oil Ltd. (OTCBB: TAGOF), and its joint venture partners, exploration rights to Permit PEP38765. The award represents an additional 3,142 gross acres to TAG's existing land position. The permit is located in the heart of the main production fairway of the prolific Taranaki Basin and adds a key component to TAG's Taranaki exploration portfolio.

TAG Oil President and CEO Drew Cadenhead commented, "This new acreage is considered most prospective for shallow, oil-prone Mt. Messenger wells and represents a key component of our low-risk / high-return exploration strategy. Importantly, the lands fall within our recently completed 3-D seismic survey, which has helped us identify multiple drill-ready targets in the new acreage." Cadenhead concluded, "We are very pleased with the award and based upon our 3-D seismic data, TAG has committed to drill the first well on this acreage before the end of the year."

About TAG: TAG Oil Ltd. is an expanding oil and gas exploration company with a mandate to pursue high-value oil and natural gas prospects in under-explored, commercially proven basins. After careful evaluation of prospectivity, fiscal terms and political risk, TAG Oil has built a diverse portfolio in the Taranaki and Canterbury Basins of New Zealand. This portfolio consists of low-risk / high reward oil prospects in the productive Taranaki Basin as well as numerous large, deep natural gas prospects in both the Taranaki and Canterbury Basins. For more information on TAG Oil Ltd. contact Drew Cadenhead at (403) 770-1934 or Garth Johnson at (604) 682-6496, or visit our website at www.tagoil.com.

This material includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Certain risks and uncertainties inherent in the Company's business are set forth in the filings of the Company with the Securities and Exchange Commission.